UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  7        )*
                                             -----------
                             SCHOLASTIC CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    807066105
                                 (CUSIP Number)




                                DECEMBER 31,2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-l(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Mary Sue Robinson Morrill
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                (b)
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3.       SEC Use Only
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4.       Citizenship or Place of Organization.

         United States
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                          5.   Sole Voting Power

                               0
Number of                 ------------------------------------------------------
Shares
Beneficially by Owned     6.   Shared Voting Power
Owned by Each
Reporting Person               3,263,438
With:                     ------------------------------------------------------

                          7.   Sole Dispositive Power

                               0
                          ------------------------------------------------------

                          8.   Shared Dispositive Power

                               3,263,438
--------------------------------------------------------------------------------

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,263,438

         10.      Check if the  Aggregate  Amount  in Row (9)  Excludes  Certain
                  Shares (See Instructions)       [X]

         11.      Percent of Class Represented by Amount in Row (9)

                  7.97%
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------


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

ITEM 1.

       (a)   Name of Issuer:

                    Scholastic Corporation

       (b)    Address of Issuer's Principal Executive Offices

                    557 Broadway

                    New York, NY 10012

ITEM 2.

       (a)   Name of Person Filing:

                    Mary Sue Robinson Morrill

       (b)   Address of Principal Business Office or, if none, Residence

                    140 Bunker Hill Road, Salisbury, CT 06068

       (c)   Citizenship

                    United States

       (d)   Title of Class of Securities:

                    Common Stock, par value $.01 par value

       (e)   CUSIP Number

                    807066015

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.134-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable

ITEM 4.      OWNERSHIP.

       (a)   Amount beneficially owned:

                    3,263,438  (see note to Item 4(a))


       (b)   Percent of class:

                    7.97%.



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

       (c)   Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote

                    0

             (ii)   Shared power to vote or to direct the vote

                    3,263,438 (See Note to Item 4(a))

             (iii)  Sole power to dispose or to direct the disposition of

                    0

             (iv)   Shared power to dispose or to direct the disposition of

                    3,263,438 (See Note to Item 4(a))

Note to

Item 4(a): Includes (A) shares of Common Stock held by three trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares. Also includes shares owned by (B) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (C) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Does not include 208,896 shares of Common Stock held in two trusts of which Mr. Morrill is trustee, for the benefit of the children of Ms. Morrill and of which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not Applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             The Maurice R. Robinson Trust and the Morrill Children Trusts have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable

ITEM 10. CERTIFICATION

                           Not Applicable



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             FEBRUARY 14, 2006
                                             -----------------
                                                     Date

                                             /s/MARY SUE ROBINSON MORRILL
                                             ----------------------------
                                                     Signature

                                             MARY SUE ROBINSON MORRILL
                                             -------------------------
                                                     Name/Title














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